Exhibit 99.1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Announces Voluntarily NYSE Amex Delisting and SEC Deregistration

Hadera, Israel, November 30, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the "Company" or "Hadera Paper") today announced that its Board of Directors has approved the voluntarily delisting of its ordinary shares from the NYSE Amex and the voluntarily deregistration of its ordinary shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after which the Company will cease filing reports with the Securities and Exchange Commission (the "SEC").

Hadera Paper's ordinary shares will continue to trade on the Tel Aviv Stock Exchange (TASE: HAP).  In addition, the Company intends to continue to publish financial and other material information in English on its website.

The Company has decided to voluntarily delist and deregister its ordinary shares because less than 5% of its worldwide average daily trading volume in the last year took place in the U.S.  The Company's Board of Directors authorized the delisting and deregistration after concluding that the consequences of remaining listed on NYSE Amex, including costs associated with regulatory compliance, outweighed the benefits of U.S. public company status to the Company and its shareholders.

In deciding to voluntarily delist and deregister its ordinary shares, Hadera Paper's Board of Directors considered several factors, including the following:

•	low U.S. trading volume;

•	the Company's last offering registered in the U.S. was in 1980;

•	high public company costs in the U.S., including those associated with preparation and filing of the Company's periodic reports with the SEC;

•	significant management time spent on U.S. regulatory compliance;

•	the potential impact of delisting and deregistration on Company shareholders resident in the U.S.; and

•	the fact that financial and other material information will continue to be available in English on the Company's website.

Hadera Paper has provided written notice to NYSE Amex today of its intent to delist and plans to file a Form 25 with the SEC on or about December 12, 2011 to initiate the delisting.  The Company expects that the delisting will be effective ten days after such filing, which is expected to be on or about December 22, 2011.  Hadera Paper intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act after the delisting has become effective.  The Company's reporting obligations under the Exchange Act will be suspended immediately upon filing Form 15F and will terminate 90 days thereafter if there are no objections from the SEC.  Hadera Paper reserves the right to delay or withdraw the filings for any reason prior to their effectiveness.

After delisting from NYSE Amex, the Company’s ordinary shares may be quoted on the OTC Markets Group Inc. electronic quotation service (the "Pink Sheets") if market makers commit to make a market in the Company’s shares.  However, the Company has not arranged for quotation on the Pink Sheets or listing or quotation on any other exchange or quotation medium within the U.S.  Thus, the Company can provide no assurance that trading in its ordinary shares will be quoted on the Pink Sheets or otherwise.  Moreover, the Company’s ordinary shares may become more illiquid in the U.S. once it is no longer traded on the NYSE Amex.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Yaeln@hadera-paper.co.il